UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 17, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a Stock Exchange Announcement dated 17 March 2021 entitled ‘VODAFONE AND VANTAGE TOWERS SET FINAL OFFER PRICE AT €24.00 PER VANTAGE TOWERS SHARE’.

FOR DISTRIBUTION OR ANNOUNCEMENT, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR ANNOUNCEMENT WOULD BE UNLAWFUL

Vodafone Group Plc: Vantage Towers IPO Pricing

17 March 2021

Vodafone and Vantage Towers set final offer price at €24.00 per Vantage Towers share

•                  Shares expected to begin trading on the Frankfurt Stock Exchange tomorrow, 18 March 2021

•                  Placement of 95,833,334 shares (including 12,500,000 shares to cover over-allotments) resulting in gross proceeds to Vodafone of €2.3 billion (assuming the greenshoe is exercised in full)

•                  Implies a market capitalisation of Vantage Towers of €12.1 billion

Vodafone Group Plc and Vodafone GmbH (“Vodafone Germany” and together with Vodafone Group Plc, “Vodafone”) in consultation with Vantage Towers AG (“Vantage Towers”) and the underwriters have set a final offer price of €24.00 per share for existing ordinary registered shares with no par value (the “Shares”) offered in Vantage Towers’ initial public offering (the “IPO”). In total, Vodafone is placing 95,833,334 Shares (including 12,500,000 Shares to cover over-allotments) in the IPO, amounting to a total placement of up to €2.3 billion based on the offer price (assuming the greenshoe is exercised in full). The Shares placed represent 18.9% of Vantage Towers’ issued and outstanding share capital. Based on the offer price, Vantage Towers’ total market capitalisation amounts to approximately €12.1 billion. Vodafone will use the net proceeds from the placing to pay down debt.

Trading of the Shares on the Regulated Market of the Frankfurt Stock Exchange (Prime Standard) is expected to commence tomorrow, 18 March 2021, under the trading symbol “VTWR”, German Securities Code (WKN) A3H 3LL and ISIN: DE000A3H3LL2.

Vantage Towers, Vodafone Germany and Digital Colony, a cornerstone investor, have each agreed to a lock-up period of 180 calendar days, subject to certain customary exceptions.

IMPORTANT NOTICE

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor has there been any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would have been unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States, Australia, Canada or Japan. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”).

The securities have not been offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act. There has been no public offer of securities in the United States.

In any EEA Member State, other than Germany, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

In the United Kingdom, this publication is being distributed only to and is directed only at persons who are “qualified investors” within the meaning of Article 2 of the Prospectus Regulation as it forms part of retained EU law in the United Kingdom as defined in the European Union (Withdrawal) Act 2018 (as amended) who (i) have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) are persons who are high net worth bodies corporate, unincorporated associations and partnerships and the trustees of high value trusts, as described in Article 49(2)(a) to (d) of the Order or (iii) are persons to whom this communication may otherwise be lawfully communicated (all such persons together being referred to as “Relevant Persons”).

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with relation to the IPO, including the listing date and use of proceeds. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans”, “prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone group, including Vantage Towers or any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement.

To cover potential over-allotments, Vodafone GmbH has agreed to make available up to 12,500,000 Shares to the Underwriters. In addition, Vodafone GmbH has granted the Underwriters an option to acquire a number of Shares equal to the number of Shares allotted to cover over-allotments during the Stabilisation Period (as defined below). In connection with the placement of Shares, Morgan Stanley Europe SE will act as the stabilisation manager and may, as stabilisation manager, make over-allotments and take stabilisation measures in accordance with legal requirements (Art. 5(4) and (5) of Regulation (EU) No 596/2014 in conjunction with Articles 5 through 8 of Commission Delegated Regulation (EU) 2016/1052) to support the market price of the Shares and thereby counteract any selling pressure. The stabilisation manager is under no obligation to take any stabilisation measures. Therefore, stabilisation may not necessarily occur and may cease at any time. Such measures may be taken on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) from the date when trading in the Shares is commenced on the regulated market segment (regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse), expected for 18 March 2021, and must be terminated no later than 30 calendar days after this date (the “Stabilisation Period”). Stabilisation transactions aim at supporting the market price of the Shares during the Stabilisation Period. These measures may result in the market price of the Shares being higher than would otherwise have been the case. Moreover, the market price may temporarily be at an unsustainable level

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 17, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary